Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT AS OF JUNE 15, 2010

Subsidiary	Jurisdiction of Organization	Percentage Owned Directly or Indirectly by Molycorp, Inc.

Molycorp Minerals, LLC	Delaware	100%

PP IV Mountain Pass Inc.	Delaware	100%

PP IV Mountain Pass II, Inc.	Delaware	100%

RCF IV Speedwagon Inc.	Delaware	100%